UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

ITEM 1
(a) Name of Issuer: MONTEREY BAY BANCORP, INC.
(b) Address of Issuer: 567 Auto Center Drive
                       Watsonville, CA 95076

ITEM 2
(a) Name of Person Filing: KAHN BROTHERS & CO., INC.
(b) Address of Principal Business Office:
	555 Madison Avenue, 22nd Floor
	New York, NY 10022
(c) Citizenship: USA
(d) Title of Class of Securities: COMMON
(e) CUSIP Number: 61239H107

ITEM 4. OWNERSHIP
(a) Amount beneficially owned: 236,824
(b) Percent of class: 6.86%
(c) Number of shares as to which the person has:
    (iv) Shared power to dispose to direct the disposition of:
		236,824